SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Consolidated Financial Statements under US GAAP

GOL Linhas Aéreas Inteligentes S.A.

Years ended at December 31, 2004, 2003 and 2002 with Report of Independent Registered Public Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have audited the accompanying consolidated balance sheets of Gol Linhas Aéreas Inteligentes S.A. (formerly known as Gol Transportes Aéreos S.A.) and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
Partner

São Paulo, Brazil
February 22, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(In thousands of Brazilian Reais)

	2003	2004	Translation into thousands of US$ 2004

ASSETS
CURRENT ASSETS
Cash and cash equivalents	R$ 146,291	R$ 849,091	US$ 319,881
Receivables, less allowance (2003 –
R$3,760; 2004 – R$3,547, US$1,336)	240,576	386,370	145,558
Inventories	13,570	21,038	7,926
Recoverable taxes and current deferred tax	20,118	10,657	4,015
Prepaid expenses	12,043	34,184	12,878
Other current assets	3,812	3,389	1,277

Total current assets	R$ 436,410	R$ 1,304,729	US$ 491,535
PROPERTY AND EQUIPMENT
Pre-delivery deposits	-	43,447	16,368
Flight equipment	75,514	102.197	38,501
Other property and equipment	14,463	29.703	11,190

	89,977	175,347	66,059
Less accumulated depreciation	(22,795)	(43,989)	(16,572)

Property and equipment, net	67,182	131,358	49,487

OTHER ASSETS
Deposits for aircraft leasing contracts	18,621	22,884	8,621
Prepaid aircraft and engine maintenance	162,295	266,532	100,411
Other	511	8,781	3,307

Total other assets	181,427	298,197	112,339

TOTAL ASSETS	R$ 685,019	R$ 1,734,284	US$ 653,361

	2003	2004	Translation into thousands of US$ 2004

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	R$ 48,605	R$ 36,436	US$ 13,727
Air traffic liability	123,393	159,891	60,236
Payroll and related charges	34,959	51,041	19,229
Operating leases payable	10,099	10,107	3,808
Short-term borrowings	38,906	118,349	44.586
Sales tax and landing fees	21,200	51,515	19,407
Insurance premium payable	64	24,060	9,064
Dividends payable	26,504	60,676	22,858
Other current liabilities	4,597	5,739	2,162

Total current liabilities	R$ 308,327	R$ 517,814	US$ 195,077

OTHER LIABILITIES
Long-term vendor payable	-	9,238	3,480
Deferred income taxes, net	47,236	44,493	16,762
Provisions for contingencies	8,570	10,351	3,900
Other liabilities	6,147	3,935	1,482

	R$ 61,953	R$ 68,017	US$ 25,624

Commitments and Contingences

SHAREHOLDERS’ EQUITY
Preferred shares, Class A and Class B, no par value, 52,592,985 shares authorized, issued and outstanding in 2003; 79,670,480 shares authorized; 78,094,747 undesignated preferred shares, no par value, issued and outstanding in December 31, 2004	94,200	564,634	212,716

Common shares, no par value, 116,200,000 shares authorized, issued and outstanding in 2003 and 109,448,497 shares, no par value, authorized issued and outstanding in December 31, 2004	41,500	41,500	15,634
Additional paid in capital	-	49,305	18,575
Deferred compensation expenses	-	(10,059)	(3,790)
Appropriated retained earnings	5,579	18,352	6,914
Unappropriated retained earnings	173,460	484,721	182,611

Total shareholders’ equity	R$ 314,739	R$ 1,148,453	US$ 432,660

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
	R$ 685,019	R$1,734,284	US$ 653,361

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais, except per share amounts)

	2002	2003	2004	Translation into thousands of US$ 2004

NET OPERATING REVENUES
Passenger	R$ 643,549	R$ 1,339,191	R$ 1,875,475	US$ 706,553
Cargo and Other	34,330	61,399	85,411	32,177

Total net operating revenues	677,879	1,400,590	1,960,886	738,730

OPERATING EXPENSES
Salaries, wages and benefits	77,855	137,638	183,037	68,956
Aircraft fuel	160,537	308,244	459,192	172,993
Aircraft rent	130,755	188,841	195,504	73,653
Aircraft insurance	23,186	25,850	25,575	9,635
Sales and marketing	96,626	191,280	261,756	98,612
Landing fees	32,758	47,924	57,393	21,622
Aircraft and traffic servicing	47,381	58,710	74.825	28.189
Maintenance materials and repairs	16,160	42,039	51,796	19,513
Depreciation	7,885	13,844	21,242	8,003
Other operating expenses	22,654	44,494	54.265	20.443

Total operating expenses	615,797	1,058,864	1,384,585	521,619

OPERATING INCOME	62,082	341,726	576,301	217,111

OTHER EXPENSE
Interest expense	(16,530)	(20,910)	(13,445)	(5,065)
Capitalized interest	-	-	3,216	1,212
Exchange variation gain (loss)	8,943	(16,938)	(5,926)	(2,233)
Gain (loss) on derivatives	5,599	(29,876)	2,432	916
Financial income on cash equivalents	-	1,815	34,159	12,869
Other	(7,095)	(11,682)	(9,457)	(3,564)

INCOME BEFORE INCOME TAXES	52,999	264,135	587,280	221,247
Income taxes current	(1,396)	(60,747)	(165,710)	(62,428)
Income taxes deferred	(16,246)	(27,929)	(36,860)	(13,886)

NET INCOME	R$ 35,357	R$ 175,459	R$ 384,710	US$ 144,933

EARNINGS PER SHARE:

Earnings per share, basic	0.36	1.07	2.14	0.81
Earnings per share, diluted	0.36	1.07	2.13	0.80

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

	2002	2003	2004	Translation into thousands of US$ 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	R$ 35,357	R$ 175,459	R$ 384,710	US$ 144,933
Adjustments to reconcile net income to net cash provided by operating activities
Amortization of deferred compensation	-	-	10,058	3,789
Depreciation	7,885	13,844	21,242	8,003
Provision for doubtful accounts receivable	1,305	2,455	(213)	(80)
Deferred income taxes	16,246	27,929	36,860	13,886
Changes in operating assets and liabilities
Receivables	(54,866)	(137,785)	(145,581)	(54,845)
Inventories	(6,672)	3,275	(7,468)	(2,813)
Prepaid expenses, other assets and recoverable taxes	(9,551)	(16,684)	(20,527)	(7,733)
Accounts payable and long-term vendor payable	17,257	6,145	(2,931)	(1,104)
Deposits for aircraft and engine maintenance	(82,771)	(62,409)	(104,237)	(39,270)
Operating leases payable	31,446	(21,347)	(2,204)	(830)
Air traffic liability	44,227	52,829	36,498	13,750
Payroll and related charges	6,496	23,727	16,082	6,059
Sales tax and landing fees, insurance premium payable, dividends payable and other liabilities	10,664	17,797	51,804	19,516

Net cash provided by operating activities	17,023	85,235	274,093	103,261

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits for aircraft leasing contracts	(12,079)	3,473	(4,263)	(1,606)
Acquisition of property and equipment	(22,400)	(42,736)	(41,971)	(15,812)
Pre-delivery deposits	-	-	(43,447)	(16,368)

Net cash used in investing activities	(34,479)	(39,263)	(89,681)	(33,786)

CASH FLOWS FROM FINANCING ACTIVITIES
Short term borrowings, net	(14,245)	16,106	79,443	29,929
Issuance of common and preferred shares	16,500	94,200	470,434	177,228
Tax benefit contributed by shareholders	-	-	29,187	10,995
Obligations with related parties	19,497	(19,439)	-	-
Dividends payable	-	-	(60,676)	(22,859)

Net cash provided by financing activities	21,752	90,867	518,388	195,293

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,296	136,839	702,800	264,770

Cash and cash equivalents at beginning of the period	5,156	9,452	146,291	55,113

Cash and cash equivalents at end of the period	R$ 9,452	R$ 146,291	R$ 849,091	US$ 319,881

Supplemental disclosure of cash flow information
Interest paid	R$ 19,267	R$ 20,910	R$ 12,223	US$ 4,605
Income taxes paid	R$ 4,568	R$ 73,454	R$ 162,663	US$ 61,281

Disclosure of non cash transactions
Tax benefit contributed by shareholders			R$ 29,188	US$ 10,996

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended December 31, 2004, 2003 and 2002
(Expressed in Thousands of Brazilian Reais, except for share information)

	Common Shares		Preferred Shares		Additional Paid in	Deferred	Retained earnings
	Shares	Amount	Shares	Amount	capital	compensation	Appropriated	Unappropriated	Total

Balance at December 31, 2001	70,000,000	R$ 25,000	-	-	-	-	-	R$ (5,274)	R$ 19,726

Net income and comprehensive income for the year	-	-	-	-	-	-	-	35,357	35,357
Issuance of common shares	46,200,000	16,500	-	-	-	-	-	-	16,500

Balance at December 31, 2002	116,200,000	41,500	-	-	-	-	-	R$ 30,083	R$ 71,583

Net income and comprehensive income for the year	-	-	-	-	-	-	-	175,459	175,459
Transfer to appropriated retained earnings	-	-	-	-	-	-	5,579	(5,579)	-
Issuance of preferred shares	-	-	52,592,985	94,200	-	-	-	-	94,200
Dividends accrued	-	-	-	-	-	-	-	(26,503)	(26,503)

Balance at December 31, 2003	116,200,000	R$ 41,500	52,592,985	R$ 94,200			R$ 5,579	R$ 173,460	R$ 314,739

Formation of holding company	224	-	56	-	-	-	-	-	-
Exchange of common shares to preferred shares, net	(6,751,719)	-	6,751,719	-	-	-	-	-	-
Exchange of preferred shares class A to
common shares, net	6	-	(5)	-	-	-	-	-	-
Shares not exchanged in the reorganization	(14)	-	(8)	-	-	-	-	-	-
Tax benefit contributed by shareholders	-	-	-	-	29,188	-	-	-	29,188
Deferred compensation	-	-	-	-	20,117	(20,117)	-	-	-
Net Proceeds	-	-	18,750,000	459,185	-	-	-	-	459,185
Deferred income taxes on issuance costs	-	-	-	11,249	-	-	-	-	11,249
Amortization of deferred compensation	-	-	-	-	-	10,058	-	-	10,058
Net income	-	-	-	-	-	-	-	384,710	384,710
Dividends payable	-	-	-	-	-	-	-	(60,676)	(60,676)
Transfer to appropriated retained earnings	-	-	-	-	-	-	12,773	(12,773)	-

Balance at December 31, 2004	109,448,497	R$ 41,500	78,094,747	R$ 564,634	R$ 49,305	R$ (10,059)	R$ 18,352	R$ 484,721	R$ 1,148,453

Balance at December 31, 2004 translated into thousands of US$		$15,634		$212,716	$18,575	$(3,790)	$6,914	$182,611	$432,660

						2004	2003	2002

Net income for the year						384,710	175,459	35,357

Total comprehensive income						R$ 384,710	R$ 175,459	R$ 35,357

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

1. Business Overview

GOL Linhas Aéreas Inteligentes S.A. (the Company or GLAI) is the parent company of GOL Transportes Aéreos S.A. (GOL), the only low-fare, low-cost airline operating in Brazil providing frequent service on routes between all of Brazil’s major cities. GOL focuses on increasing the growth and profitability of its business by popularizing air travel and stimulating and meeting demand for simple, safe and affordable air travel in South America for both business and leisure passengers, while having among the lowest costs in the airline industry worldwide.

On March 29, 2004, GOL Linhas Aéreas Inteligentes S.A. became the parent company of GOL pursuant to a reorganization plan approved by the shareholders of GOL. The Company was incorporated by issuing 224 common shares to Aeropar Participações S.A. and 56 preferred shares to Comporte Participações S.A. for an aggregate amount of one hundred reais. In accordance with the reorganization plan, all outstanding common and preferred shares of GOL (except for 14 common shares and 8 class B preferred shares of GOL held by members of GOL´s board of directors) were contributed to the Company in exchange for the applicable number of common or preferred shares of the Company. The 116,199,986 common shares of GOL were exchanged for 109,448,267 common shares and 6,751,719 preferred shares of the Company. The 29,050,000 preferred shares class A of GOL were exchanged for 29,049,994 preferred shares and 6 common shares of the Company. The 23,542,977 preferred shares class B of GOL were exchanged for 23,542,977 preferred shares of the Company. The reorganization did not impact the operations or financial condition of GOL in any respect as of December 31, 2003 and as such, does not result in new basis of accounting.

On May 25, 2004, the shareholders approved a 2.80 for 1 stock split for all outstanding common and preferred shares. As a result of the stock split, the aggregate number of preferred shares and common shares outstanding was increased to 168,793,243. As of May 25, 2004, the Company had 59,344,746 preferred and 109,448,497 common shares. All share and earnings per share information for all periods presented have been restated to give retroactive effect to the May 25, 2004 stock split. Also, on the same date shareholders approved amendments to the Company’s bylaws whereby holders of common shares may convert their shares into preferred shares, at the rate of one common share to one preferred share, to the extent such shares are duly paid in and provided that the amount of preferred shares does not exceed 50% of the total amount of shares issued. Any request for conversion must be delivered to the board of executive officers and, once accepted by the board of executive officers, must be confirmed by the board of directors at the first meeting after the date of the request for conversion.

On May 24, 2004, the Company formed GOL Finance LLP for the purpose of facilitating cross-border transactions, including the lease and the purchase of aircrafts. GOL Finance LLP, whose capital at December 31, 2004 was R$ 70,928, is based in the United Kingdom.

On June 29, 2004, the Company concluded its initial public offering (IPO) by issuing 18,750,000 preferred shares and receiving proceeds in the amount of R$459,185 net of the issuance costs of R$37,050.

The Company’s principal subsidiary, GOL, was incorporated on August 1, 2000 and its main purpose is to provide regular domestic air transportation services for passengers, cargo and mail in Brazil, under the concession regime as authorized by the Civil Air Transportation Office – DAC of the Ministry of Aviation through Ordinance No. 1109/DGAC of August 18, 2000.

GOL commenced operations on January 15, 2001 and, as of December 31, 2004, operated 27 aircraft, consisting of 18 Boeing 737-700, 4 Boeing 737-800 Next Generation and 5 Boeing 737-300 aircraft. During 2004, the Company inaugurated 9 new destinations (Foz do Iguaçu (PR), Joinville (SC), Caxias do Sul (RS), Uberlândia (MG), Teresina (PI), Porto Velho (RO), Rio Branco (AC), Aracajú (SE) and Buenos Aires, Argentina increasing the number of cities being served to 36 (2003 – 27) and operating from 38 airports in Brazil and Argentina.

In May 2004, GOL signed an Aircraft General Terms Agreement with The Boeing Company for firm orders of 15 737-800 Next Generation aircraft, as well as furnishing equipment, training, services and other support matters. Under this agreement the Company has options to purchase an additional 28 737-800 Next Generation aircraft that are exercisable between 2005 and 2010. At December 31, 2004 the Company had exercised two purchase options with the Boeing Company increasing its firm orders to 17. The U.S. Exim Bank has agreed to provide a guarantee for long-term financing of up to 85% of the value of the aircraft purchased from Boeing. The Company’s intention is to finance the remaining portion with the proceeds from the issuance of equity and with cash flows from operations. The acquisition of aircraft requires pre-delivery deposits during the construction phase of each aircraft.

In October 2004, the Company received approval from the Comissão de Estudos Relativos à Navegação Aérea (CERNAI) to start regular international flights to Buenos Aires Argentina, and initiated the operations on December 22, 2004.

The following table sets forth the ownership and percentages of the Company’s voting (common) and non-voting (preferred) shares as at December 31, 2004:

	Common	Preferred	Total

Aeropar Participações S.A.	100%	40.3%	75.2%
Comporte Participações S.A.	-	4.3%	1.8%
BSSF Air Holdings LLC	-	13.1%	5.4%
Public Market	-	42.3%	17.6%

	100%	100%	100%

Áurea Administrações e Participações S.A. and Comporte Participações S.A. are entities controlled by members of the board of directors of the Company. Aeropar Participações S.A. is a subsidiary of Áurea Administrações e Participações S.A.

BSSF Air Holdings LLC. is a wholly owned indirect subsidiary of AIG Brazil Special Situations Fund L.D. and AIG Brazil Special Situation parallel Fund C.V., which are funds administered by the AIG Group.

2. Summary of significant accounting policies

These financial statements were prepared in accordance with accounting principles generally accepted in the United States (US GAAP), using Brazilian Reais as the functional and reporting currency. The accounting principles adopted under US GAAP differ in certain respects from accounting principles generally accepted in Brazil (Brazilian GAAP), which the Company uses to prepare its statutory financial statements.

Basis of consolidation. The consolidated financial statements include the accounts of GOL Linhas Aéreas Inteligentes S.A.and its subsidiaries, GOL Transportes Aéreos S.A. and GOL Finance LLP. All significant intercompany balances have been eliminated.

Use of estimates. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from these estimates.

Cash and cash equivalents. Cash and cash equivalents consist of cash and short-term, highly liquid investments, which are readily convertible into cash and have a maturity of three months or less when purchased.

Inventories. Inventories consist of expendable aircraft spare parts and supplies. These items are stated at average acquisition cost and are charged to expense when used. An allowance for obsolescence is provided over the remaining estimated useful life of the related aircraft. These allowances are based on management estimates, which are subject to change.

Property and equipment. Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Interest related to predelivery deposits to acquire new aircraft is capitalized. The estimated useful lives for property and equipment are as follows:

Estimated Useful Life
Leaseholds improvements	Lower of lease term
or useful life
Maintenance and engineering equipment	10 years
Communication and meteorological equipment	5 years
Computer hardware and software	5 years

Measurement of Asset Impairments. In accordance with Statement of Financial Accounting Standards (SFAS) Nº 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), the Company records impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. If impairment occurs, any loss is measured by comparing the fair value of the asset to its net book value.

Maintenance and repair costs. Regular aircraft and engine maintenance and repair costs, including the overhaul of aircraft components, for owned and leased flight equipment, are charged to operating expenses as incurred.

Revenue Recognition. Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Tickets sold but not yet used are included in the accompanying balance sheets as air traffic liability. Revenue from the shipment of cargo is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is performed. The Company’s revenues are net of certain taxes, including state value-added and other state and federal taxes that are collected from customers and transferred to the appropriate government entities. Sales taxes in 2002, 2003 and 2004 was R$37,693, R$96,803 and R$93,763, respectively.

Advertising. Advertising costs, which are included in sales and marketing, are expensed as incurred. Advertising expense in 2002, 2003 and 2004 was R$16,684, R$ 25,396 and R$31,798, respectively.

Income Taxes. Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. A valuation allowance for net deferred tax assets is provided unless realizability is judged by the Company to be more likely than not.

Derivative contracts. To help mitigate the Company’s overall foreign currency and fuel volatility risks, the Company primarily uses foreign exchange and fuel contracts. The contracts are recorded at current market value on the balance sheet with any gains or losses recorded in financial expense.

Foreign currency transactions. Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Exchange differences are recognized in the statements of operations as they occur and are recorded in financial expense.

Accounting for stock-based compensation. The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Compensation expense for a stock option grant is recognized if the exercise price is less than the fair value of our stock on the grant date. The following table illustrates the effect on net income and earnings per common and preferred share as if the fair value method to measure stock-based compensation had been applied as required under the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended:

	2003	2004

Net Income, as reported	175,459	384,710
Add: Stock-based employee compensation using intrinsic value	-	10,058
Deduct:- Stock-based employee compensation expense determined under
the fair value method	-	(9,969)

Pro forma net income	175,459	384,799

Earnings per common and preferred shares:

Basic as reported	1.07	2.14
Basic pro forma	1.07	2.14

Diluted as reported	1.07	2.13
Diluted pro forma	1.07	2.13

The fair value for these stock options was estimated at the date of grant using the Black Scholes option-pricing model assuming an expected dividend yield of 2%, expected volatility of approximately 37%, weighted average risk-free interest rate of 16%, and an expected average life of two years.

US$ dollar amounts. The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of R$ 2.6544 = US$1.00, the official exchange rate issued by the Brazilian Central Bank as of December 31, 2004. This translation should not be construed to imply that the Brazilian reais amounts represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

Reclassifications. Certain balance sheet and statement of income amounts have been reclassified to conform to current year’s presentation.

3. Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, (SFAS 123(R)), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) must be adopted no later than July 1, 2005.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes compensation cost for employee stock options equal to their intrinsic values at the award date. Accordingly, the adoption of SFAS 123(R)’s fair value method will impact the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 2.

4. Cash and cash equivalents

			Translation into thousands of US$ -
	2003	2004	2004

Cash and banks	1,456	7,275	2,741

Short-term investments in local currency
Financial investment funds	72,811	32.482	12.237
Managed account	16,049	642,531	242,063
Bank Deposit Certificates – CDBs	55,669	140.233	52.830

	144,529	815.246	307.130
Short-term investments in foreign currency
Financial Investment Funds and Public
Securities	306	26.570	10.010

	146,291	849,091	319,881

The Company’s short-term investment in Bank Deposit Certificates (CDBs) has average earnings of approximately 1.28% per month, net of taxes, based on the CDI variation (Interbank Deposit Certificate), the redemption of which may occur at any time without loss to recognized revenues. At December 31, 2004, of the total investment amount in CDB, R$49,600 was linked to loan sureties with the banks Santander and Banco do Brasil.

Investment funds have average earnings of approximately 0.91% per month, net of taxes. Such funds have daily liquidity, and earnings of the quotas redeemed in less than 30 days, before income tax levy, as from the investment date, is subject to Tax on Financial Operations (IOF).

The managed account offers daily liquidity. This managed account invests in other investment funds that adopt strategies with derivatives as an integral part of their investment policy. The breakdown of the managed account portfolio as of December 31, 2004 is as follows:

			Translation into thousands of
	2003	2004	US$ - 2004

Fixed Income Investment Funds	1,061	54,607	20,572
Bank Deposit Certificates – CDB	-	156,621	59,004
Public securities (LFT, LTN and LFTO)	13,985	322,453	121,479
OverNight	-	10,382	3,911
Treasury	5	98,613	37,151

Investments	15,051	642,676	242,117
Accounts Receivables/Liabilities	998	(145)	(54)

Total	16,049	642,531	242,063

5. Receivables

Receivables are summarized as follows:

			Translation into thousands of US$
	2003	2004	2004

Credit cards net of commissions	215,343	348,306	131,219
Account holders – cargo and tickets	2,831	4,573	1,723
Travel agencies	25,194	33,013	12,437
Other	968	4,025	1,516

	244,336	389,917	146,895
Allowance for doubtful accounts	(3,760)	(3,547)	(1,336)

	240,576	386,370	145,559

At December 31, 2004, the credit card receivables, amounting to R$ 50,700 were pledged as guarantee of the Banco Bradesco overdraft account.

There were no charge-offs of allowance for doubtful accounts during 2003 and the charge off during 2004 was $189.

6. Deposits

Deposits for aircraft leasing contracts. All the Company’s aircraft are leased under operating leasing contracts. As required by the leasing contracts, the Company made certain U.S. dollar deposits as a guarantee to the leasing companies. These deposits are non-interest bearing and refundable at the end of the respective lease agreements.

Deposits for aircraft and engine maintenance. U.S. dollar deposits for aircraft and engine maintenance as stipulated in the respective lease agreements are made to specific accounts in the name of the lessor responsible for the maintenance services. Certain required aircraft and engine maintenance, as stipulated in the respective lease agreement, are funded from these deposits. The Company is required to pay the lessor for maintenance expenditures that exceed deposited amounts. The Company can apply deposits amounts that exceed maintenance expenditures to the final lease payment. These deposits are non-interest bearing.

7. Short-term borrowings

At December 31, 2004, the Company had six revolving lines of credit. One of the revolving lines of credit is secured by the Company’s credit card receivables and allows for borrowings of up to R$ 50,700. As of December 31, 2004, there were no outstanding borrowings under this facility. The Banco do Brasil and Safra credit facilities are secured by promissory notes, allow for combined borrowings of up to R$ 105,000. Another two revolving credit facilities (Banco Santander and Banco do Brasil) are secured by a Company investment in a bank certificate of deposit and allow for borrowings of up to R$ 49,600.

The outstanding amounts under the Company’s credit facilities as of December 31, 2004 and 2003 are as follows:

			Credit			Translation into thousands of US$
Contract	Interest rate	Guarantee	Limit	2003	2004	- 2004

Banco Safra	108,5 % of CDI	Promissory notes	100.000	4,000	91,507	34,474
Banco Santander	109 % of CDI	Certificate of deposit	40.000	-	20,746	7,816
Unibanco	CDI + 0,0673 a.m.	Guarantee clean	20.000	-	1,019	384
Banco do Brasil	108 % of CDI	Promissory notes	5.000	-	-	-
Banco do Brasil	105 % of CDI	Certificate of deposit	9.600	-	5,077	1,912
Banco Bradesco	104% of CDI	Credit card receivables	50.700	34,906	-	-

				38.906	118.349	44,586

The weighted average annual interest rate for these Reais-based short-term borrowings at December 31, 2004 and 2003 was 17.7% and 20%, respectively.

8. Transactions with related parties

The Company has an exclusive bus transportation agreement with related companies Breda Transpotes e Serviços S.A and Expresso União Ltda. During 2004, the Company paid R$195 and R$ 772.

The Company also has a five-year office space lease agreement with Áurea Administração e Participações S.A. for the lease of our headquarters located at Rua Tamoios, 246 in São Paulo. The lease agreement provides for monthly payments, adjusted by the IGP-M inflation index.

Transactions with related parties and amounts receivable (payable) are as follows:

		December 31, 2003		December 31, 2004

		Account balance		Account balance
	Nature of	Receivable	Income	Receivable	Income
	transaction	(payable)	(Expenses)	(payable)	(Expenses)

Loans of debentures
Áurea Administração e Participações S.A.	Loans	(270)	(2.069)	-	-

Accounts payable
Serviços Gráficos Ltda.	Services rendered	(12)	(188)	(15)	(172)
Breda Transportes e Serviços S.A.	Services rendered	2	31	(28)	(772)
Expresso União Ltda.	Services rendered	-	-	-	(195)
Accounts receivable
Viação Piracicabana Ltda.	Services rendered	-	15	-	6
Breda Transportes e Serviços S.A.	Services rendered	-	-	-	19
Áurea Administração e Participações S.A.	Services rendered	3	8	-	9
Lease of headquarter
Áurea Administração e Participações S.A.	Rental	-	(300)	(26)	(262)

9. Long-term vendor payable

The Company renegotiated the terms of the loan agreement with Petrobrás – Petróleo Brasileiro S.A. to supply fuel, maturing on April 30, 2006, and whose balance was R$ 9.238 at December 31, 2004, recorded at a historical purchase price and updated by Consumer Price Index (IPC) and classified under trade accounts payable.

10. Shareholders’ equity

On March 29, 2004, GLAI became the parent company of GOL pursuant to a reorganization plan approved by the shareholders of GOL. In accordance with the reorganization plan, all outstanding common and preferred shares of GOL (except for 14 common shares and 8 class B preferred shares of GOL held by members of GOL´s board of directors) were contributed to the Company in exchange for common and preferred shares of the Company. The 116,199,986 common shares of GOL were exchanged for 109,448,267 common shares and 6,751,719 preferred shares of the Company. The 29,050,000 class A preferred shares of GOL were exchanged for 29,049,994 preferred shares and 6 common shares of the Company. The 23,542,977 preferred shares class B of GOL were exchanged for 23,542,977 preferred shares of the Company. The preferred shares outstanding have no class designation. The rights and voting privileges of the common shares of the Company remain the same as those previously described above for GOL. The preferred shares of the Company are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law as discussed above. The aggregate liquidation preference, including the adjustment by the IGP-M – inflation index, and divided rights discussed above remain unchanged.

As of December 31, 2004, the Company had 109,448,497 shares of common stock and 59,344,746 shares of preferred stock authorized, issued and outstanding. According to the Company’s by-laws, the capital can be increased up to R$1,000,000 through the issuance of common or preferred shares.

On May 25, 2004, the shareholders approved a 2.80 for 1 stock split for all outstanding common and preferred shares. As a result of the stock split, the aggregate number of preferred shares and common shares outstanding was increased to 168,793,243. All share and earnings per share information for all periods presented have been restated to give retroactive effect to the May 25, 2004 stock split. Also, on the same date the shareholders approved amendments to the Company’s bylaws whereby holders of common shares may convert their shares into preferred shares, at the rate of one common share to one preferred share, to the extent such shares are duly paid and provided that the amount of preferred shares does not exceed 50% of the total amount of shares issued. Any request for conversion must be delivered to the board of executive officers and, once accepted by the board of executive officers, must be confirmed by the board of directors at the first meeting after the date of the request of conversion. On May 25, 2004, the board of directors authorized the issuance of up to 20,325,734 preferred shares.

On June 29, 2004, the Company concluded its initial public offering on the New York Stock Exchange (NYSE) and The São Paulo Stock Exchange (Bovespa) issuing 18,750,000 preferred shares for R$26.57 per share and receiving proceeds in the amount of R$459,305, net of the issuance costs of R$37,050. Additionally, R$386,593 of proceeds were remitted to BSSF Holdings LLC and Comporte Participações in connection with their sale of 14,300,000 preferred shares in the initial public offering.

Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law. The December 31, 2004 dividend was R$60,676 (R$26,503 in 2003). The dividends payable are included in current liabilities and ratification for payment will be made at the annual shareholders meeting.

Appropriated retained earnings

Under the Brazilian corporation law and according to its by-laws, the Company is required to maintain a “legal reserve” to which it must allocate 5% of its net income, less accumulated losses as determined in accordance with Brazilian GAAP for each fiscal year until the amount of the reserve equals 20% of paid-in capital. Accumulated losses, if any, may be charged against the legal reserve. The legal reserve can only be used to increase the capital of the Company. The legal reserve is subject to approval by the shareholders voting at the annual shareholders meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. At December 31, 2004, the allocation of retained earnings related to the legal reserve was R$12,773.

Unappropriated retained earnings

The balance of R$ 484,723 is pending approval by the Annual General Meeting in order to meet the Company investment plan and the increase in working capital.

11. Stock Option Plans

At shareholders meetings held on May 25 and December 9, 2004, the Company’s shareholders approved an executive stock option plan for key senior executive officers. Initially, 937,412 of the Company’s preferred shares have been reserved for issuance under this plan. The Company issued to executive officers stock options to purchase up to 937,412 of its preferred shares at an exercise price of R$3.04 per share. Fifty percent of the options vested on October 25, 2004, with the remaining 50% vesting at the end of each quarter ending subsequent to October 25, 2004, on a pro rata basis, through the second quarter of 2006. Each option will expire two years after the vesting date. The fair value of option at the date of the grant was R$24.50. Under the plan, there were 507,765 exercisable shares at December 31, 2004. In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$20.1 million, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock. The amount of the amortization expense for the year ended December 31, 2004 was R$10,058.

At a shareholders meeting held on December 9, 2004, the Company’s shareholders approved a stock option plan for employees. Under this plan the stock options granted to employees cannot exceed 5% of total outstanding shares. The exercise price of the stock options is determined based on the average market quote of the last 60 trading days, the options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. At December 31, 2004, no options had been issued under this plan.

12. Lease and other commitments

The Company leases all aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. At December 31, 2004, the Company leased 27 aircraft under operating leases (as compared to 22 aircraft at December 31, 2003), with initial lease term expiration dates ranging from 2006 to 2011.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at December 31, 2004 in thousands of US dollars were as follows:

	R$			US$

	Aircraft	Other	Total	Aircraft	Other	Total

2005	188.998	11.756	200.754	71,202	4,429	75,631
2006	187.162	10.485	197.647	70,510	3,950	74,460
2007	174.614	9.213	183.827	65,783	3,471	69,254
2008	99.426	8.653	108.079	37,457	3,260	40,717
2009	57.330	5.171	62.501	21,598	1,948	23,546
After 2009	3.942	2.554	6.496	1,485	962	2,447

Total minimum
Lease payments	711.472	47.832	759.304	268,035	18,020	286,055

During the second and third quarter of 2004, the Company entered into two and three year operating lease agreements for Boeing 737-300 aircraft which will be used to meet Company’s short term capacity needs while the Company awaits delivery of its new 737-800 aircraft. The aircraft were delivered in July, September, October and December 2004. The Company was not required to make any aircraft leasing contract deposits for these aircraft.

On May 17, 2004, the Company signed a contract with The Boeing Company for the purchase of up to 43 737-800 Next Generation aircraft, under which the Company currently has 17 firm orders and 28 options. The firm orders, with an approximate value of R$ 2.997.000 based on the aircraft list price (corresponding to approximately US$1.129 million), have delivery dates between 2006 and 2010. The Company has made two deposits in the amount of US$14.3 million (R$38,850) related to the orders described above. The options are excerciseable for deliveries between 2005 and 2010. The Company makes payments for aircraft acquisition utilizing the procedures from IPO, cash flow from operations, short-term credit lines and supplier financing.

The future annual payments for the 43 aircraft, including both firm orders and options, based on the aircraft list price, at December 31, 2004, and calculated at the year-end exchange rate, is as follows:

		Translation into thousands of US$ 2004

2005	83.598	31.494
2006	511.110	192.552
2007	2.609.857	983.219
2008	2.176.791	820.069
2009	1.625.788	612.488

Total	7.007.144	2.639.822

The Company plans to finance up to 85% of the value of purchased aircraft with long-term financing guaranteed by the U.S. Exim Bank.

The Company has a non-cancelable agreement for the use of the Open Skies system for selling tickets. This agreement expires in 2014, and can be extended at the Company’s option. The total future payment under this agreement is dependent upon the number of passengers transported and has a minimum annual payment of R$332. In 2004, the amount paid related to the use of the Open Skies was R$15,081, (R$11.011 in 2003).

During 2004, the Company purchased letters of credit to guarantee certain US dollar lease payments. At December 31, 2004, approximately R$17,126 of the Company’s accounts receivable was collateral for outstanding letters of credit.

13. Contingencies

At December 31, 2004 the reserves for contingent losses are summarized as follows:

	2003	2004	Translation into thousands of US$ - 2004

Labor claims	205	289	109
Civil claims	665	1,281	483
Fiscal claims	7,700	8,781	3,308

	8,570	10,351	3,900

There are certain judicial proceedings against the Company pending judgment for unpaid ICMS on aircraft imports via leasing operations. Based on the opinion of its legal advisors that an unfavorable outcome on such proceedings is not probable, the Company has not established a reserve for this matter.

The Company is party to legal proceedings and claims that arise during the ordinary course of business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty and could have a material adverse effect on the Company’s financial position, results of operations and cash flows, it is the Company’s opinion, after consulting with its outside counsel, that the ultimate disposition on such suits will not have a material adverse effect on its financial position, results of operation or cash flows. The fiscal claims reserve for contingent losses represents the total exposure of loss, including interests and penalties.

14. Financial instruments and concentration of risk

At December 31, 2004 and 2003, the Company’s primary monetary assets and liabilities related to aircraft leasing operations. Due to their short-term nature, substantially all other financial instruments included in the balance sheet are stated at amounts that approximate their fair values.

Financial instruments that expose the Company to credit risk involve mainly cash and accounts receivable. The Company maintains cash deposits with highly-rated financial institutions. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

The Company’s revenue is generated in Brazilian reais (and a small portion in Argentine pesos from flights between Argentina and Brazil), however its liabilities, particularly those related to aircraft leasing, are US dollar-denominated. The Company’s currency exchange exposure at December 31, 2004 is as set forth below:

	R$	Translation into thousands of US$ 2004

Assets
Cash and cash equivalents	(450)	(170)
Guarantee deposits on aircraft leasing contracts	(33,559)	(12,643)
Prepaid expenses of leasing	(9,885)	(3,724)
Advances to suppliers	(5,984)	(2,254)

Total obligation in U.S. dollars	(49,878)	(18,791)
Liabilities
Foreign suppliers	8,218	3,096
Leasing payable	14,044	5,291
Hedge transactions	2,600	980
Insurance premium payable	24,060	9,064

	48,922	18,431

Exchange exposure	(956)	(360)

Off-balance sheet transactions exposure
Operational leasing contracts	759,304	286,055
Aircraft commitments	2,997,000	1,129,000

Total exchange exposure	3,755,348	1,414,695

Exchange exposure related to amounts payable arising from these leasing operations is managed together with commercial hedging strategies. At December 31, 2004 and 2003 there were no outstanding hedging contracts.

The Company is exposed to the effect of changes in the price and availability of aircraft fuel. To manage these risks, the Company enters into crude oil option and swap agreements. Prices for crude oil are highly correlated to jet fuel, making crude oil derivatives effective at offsetting jet fuel prices to provide some short-term protection against a sharp increase in average fuel price. These derivatives do not qualify as hedges for financial reporting purposes and changes in fair value of such derivative contracts was R$1,466 during 2004, which was recorded as financial income.

At December 31, 2004, the Company had derivative contracts to buy up to 120,000 barrels of crude oil in the nominal amount of US$5.1 million and fair value of US$5.2 million with a one-month term.

The Company’s acquisition of fuel and oil is made substantially from one supplier which represents approximately 95% of total fuel and oil expenses.

15. Income taxes

a) Deferred income taxes

The Deferred income taxes computation is summarized as follows:

	2002	2003	2004	Translation into thousands of US$ 2004

Deferred tax assets
Deferred tax benefit contributed by shareholders	R$ -	R$ -	R$ 25,296	US$ 9,530
Contingencies	-	2,913	3,519	1,326
Allowance for doubtful accounts	-	-	2,943	1,109
Accounting principles BR GAAP /
US GAAP differences, net	9,790	3,060	11,589	4,366
Temporarily differences	700	1,753	244	92

Total deferred tax assets	10,490	7,726	43,591	16,423
Deferred tax liabilities
Property and equipment	(194)	-	(1,093)	(412)
Provision for maintenance	(212)	-	-	-
Maintenance deposits	(26,330)	(51,902)	(86,991)	(32,773)

Total deferred tax liabilities	(26,736)	(51,902)	(88,084)	(33,185)
Current deferred taxes assets	9,790	3,060	-	-

Net deferred tax liabilities	R$ (26,036)	R$ (47,236)	R$ (44,493)	US$ (16,762)

b) Income statement

The following current and deferred income taxes amounts were recorded in the statement of operations:

	2002	2003	2004	Translation into thousands of US$ 2004

Current	R$ 1,396	R$ 60,747	R$ 165,710	US$ 62,428
Deferred expense	16,246	27,929	36,860	13,886

	R$ 17,642	R$ 88,676	R$ 202,570	US$ 76,314

Income taxes in Brazil include federal income tax and social contribution. The composite and effective tax rates were 34% for each of 2002, 2003 and 2004. During the year ended December 31, 2002, the Company incurred net losses, so no income taxes were payable. Such losses were utilized in 2003 and 2004.

The reconciliation of the reported income tax and social contribution and the amount determined by applying the composite fiscal rate at December 31, 2002, 2003 and 2004, is as follows:

	2002	2003	2004	Translation into thousands of US$ 2004

Income before income taxes	R$ 52,999	R$ 264,135	R$ 587,280	US$ 221,247
Nominal composite rate	34%	34%	34%	34%

Income tax by the nominal rate	18,020	89,806	199,675	75,224
Stock option compensation	-	-	3,420	1,288
Other	(378)	(1,130)	(525)	(198)

Income taxes expense	R$ 17,642	R$ 88,676	R$ 202,570	US$ 76,314

In connection with the Company’s March 29, 2004 reorganization, the Extraordinary General Meeting of the Company’s shareholders approved the merger of stockholder BSSF II Holdings Ltd. into GOL. The preferred shares previously owned by BSSF II Holdings Ltda. were cancelled and reissued to BSSF Air Holdings Ltda. With this merger, the Company acquired the right to amortize for Brazilian local statutory and tax purposes a goodwill premium of approximately R$86 million generated from BSSF II Holdings Ltd. acquisition of its ownership in GOL. The amortization of this premium for local statutory and tax purposes will result in a future tax benefit for the Company over an estimated period of up to five years. The R$29.2 million tax benefit of the goodwill premium has been recorded as a deferred tax asset with a corresponding increase to additional paid in capital. As the Company realizes the tax benefit of the goodwill premium in accordance with the Brazilian Corporation Law, the Company will issue shares (pro rata both common and preferred) up to the amount of the tax benefit realized each year. At the time of the issuance of shares, the additional paid in capital is transferred to capital.

Income tax returns are subject to review by the income tax authorities over a period of five years from the calendar year in which the returns are filed pursuant to applicable legislation and may subject the Company to assessments.

16. Earnings per share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. The diluted preferred shares are computed including the executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

	2002	2003	2004

Numerator
Net income applicable to common and preferred shareholders for basic and diluted earnings per share	R$ 35,357	R$ 175,459	R$ 384,710

Denominator
Weighted-average shares outstanding for basic earnings per share	98,267,867	164,410,236	179,730,743
Effective of dilutive securities:
Executive stock options	-	-	826,268
Adjusted weighted-average shares outstanding and assumed conversions for diluted earnings per shares	98,267,867	164,410,236	180,557,011

17. Subsequent events

In January 2005, the Company signed new operating leases for two Boeing 737-800 Next Generation aircraft and two Boeing 737-300 aircraft that are expected to be delivered during the first and second quarters of 2005.

On January 19, 2005, the Compensation Committee, as established in the Company’s Stock Option Plan, approved the issuance of 75.854 stock options to employees to purchase Company’s preferred shares at an exercise price of R$33,06 per share.

On January 27 and February 22, 2005, the Company announced it has signed a contract with Boeing to exercise nine more purchase options for 737 - 800 Next Generation aircraft. With these new agreements, the Company increased the number of firm orders to a total of 26 aircraft, which will be delivered between 2006 and 2010.

On February 3, 2004, the Company increased the size of its 737-800 Next Generation aircraft order with Boeing by 20 purchase options. With the new options, the Company has increased the maximum size of its order to 63 aircraft. The new optioned aircraft would be available for delivery between 2006 and 2010.

18. Quarterly financial data (Unaudited)

Quarterly results of operations for the years ended December 31, 2004 and 2003, are summarized below (in thousands, except per share amounts).

	First	Second	Third	Fourth
2004	Quarter	Quarter	Quarter	Quarter

Net operating revenues	$433,092	$385,526	$517,233	$625,034
Operating income	$135,615	$92,775	$162,023	$185,889
Net income	$90,656	$73,229	$96,900	$123,925
Earnings per share, basic	0.54	0.42	0.52	0.66
Earnings per share, diluted	0.54	0.42	0.51	0.66

	First	Second	Third	Fourth
2003	Quarter	Quarter	Quarter	Quarter

Net operating revenues	$260,639	$381,877	$402,950	$418,124
Operating income	$8,814	$72,792	$149,875	$110,245
Net income	$(7,885)	$22,507	$96,735	$64,102
Earnings per share, basic	(0.05)	0.13	0.57	0.38
Earnings per share, diluted	(0.05)	0.13	0.57	0.38

The sum of the quarterly earnings per share amounts may not equal the annual amount reported because per share amounts are computed independently for each quarter and for the full year based on respective weighted-average common shares outstanding and other dilutive potential common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.